June 4, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 48 (“PEA No. 48”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2018 (SEC Accession Number 0001193125-18-107453), for the purpose of making certain changes to the investment strategy of the Meritage Yield-Focus Equity Fund consistent with the change in the Fund’s primary benchmark from the Russell 3000® Value Index to the Zacks Multi-Asset Income Index, which was approved by the Board of Trustees of the Trust in December 2017. PEA No. 48 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on June 4, 2018.

Prospectus

Comment 1. It is the Staff’s position that the period during which recoupment may be made by the Adviser generally needs to be a defined period not to exceed three years from the specific date of the fee waiver or expense reimbursement. As currently written in the corresponding footnote to each Fund’s fees and expenses table, the Adviser’s recoupment could conceivably be longer than three years. If the recoupment term is longer than three years, the Fund may not include the captions for fee waiver/expense reimbursement in the fee table, unless the Trust has performed a Statement of Financial Accounting Standards No. 5 (“FAS 5”) analysis and concluded that recoupment is not probable (such that booking a liability is not necessary), which should be confirmed in correspondence. In addition, if applicable, please confirm that the Trust has provided the Fund’s auditor with the FAS 5 analysis, and that that auditor has reviewed such analysis and agrees with the conclusion.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

See ASC 450-20-25, Loss Contingencies and FASB Financial Accounting Concepts 6, Elements of financial statements, paragraph 26 (“CON6”). See also May 1, 2016 Investment Company Audit Guide 8.08-8.09); 2009 Investment Companies Industry developments Audit Risk Alert ARA-INV.73.

Response: The Registrant has updated the disclosure in the footnote relating to the recoupment of previously waived fees for each Fund, as well as similar disclosure stated in the section titled “Additional Information About Management of the Funds” to clarify that the recoupment provision does not extend beyond 36 months from the date the expense limitation took effect. The updated disclosure is stated as follows (emphasis added):

During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust is in effect, the Adviser may recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, provided that the Adviser is only permitted to recoup fees or expenses within 36 months from the date the fee waiver or expense reimbursement first took effect and provided further that such recoupment can be achieved within the Expense Limitation Agreement currently in effect and the Expense Limitation Agreement in place when the waiver/reimbursement occurred.

Comment 2. Pursuant to Form N-1A instructions, an expense limitation agreement must be effective for a period of at least one year from the date of the prospectus in order to be portrayed as a line item in a Fund’s fees and expenses table. Accordingly, for each Fund, please extend the expiration date of the expense limitation agreement to encompass a one year period from the date of the prospectus, or alternatively, remove the line item from each Fund’s fees and expenses table, as appropriate.

Response: The expense limitation agreement for each Fund has been extended to an expiration date of December 31, 2019, and the footnote disclosure for each Fund has been updated accordingly.

Comment 3. Given that the Meritage Growth Equity Fund invests approximately 40% in information technology securities, please consider if it is appropriate to include disclosure in the Fund’s principal investment strategy regarding this sector concentration, as well as the corresponding sector concentration risk to the Fund’s principal risks, and advise or revise the disclosures, as appropriate.

Response: The Registrant has included the additional disclosure detailed below in the third paragraph to the Meritage Growth Equity Fund’s principal investment strategies, and has incorporated additional disclosure into the sector risk disclosure already included in the Fund’s principal risks. The Adviser does not intend to concentrate in information technology securities as a permanent part of its investment strategy.

Addition to third paragraph of principal investment strategies:

“The Fund may, at times, concentrate its investments in a particular sector, such as information technology, if the Adviser believes stocks in that particular sector are performing more favorably.”

Corresponding update to Sector Risk disclosure (emphasis added):

Sector Risk. Although the Adviser will not concentrate a Fund’s investment in any particular industry or group of industries, the Adviser may allocate more of the Fund’s investments to a particular sector or sectors in the market. If the Fund invests a significant portion of its total assets in certain sectors, its investment portfolio will be more susceptible to the financial, economic, business, and political developments that affect those sectors.

Comment 4. With regard to the reference to emerging markets in the second paragraph of the Meritage Growth Equity Fund’s principal investment strategy, please state with specificity how the Fund determines which markets are emerging markets.

Response: The following disclosure has been added to the second paragraph of the Meritage Growth Equity Fund’s principal investment strategy:

“The Fund considers “emerging markets” generally to include any country in the initial stages of industrialization and that generally has a low per capita income. Emerging markets countries include those defined or classified currently or in the future as an emerging market by the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index, but may include other countries in the discretion of the Adviser.”

Comment 5. The last sentence of the ADR Risk disclosure in each Fund’s principal investment risks includes reference to unsponsored ADR arrangements. Please include disclosure in each Fund’s principal investment strategy that the Fund may invest in unsponsored ADRs, as applicable, or alternatively, update the ADR Risk disclosure, as appropriate.

Response: The Registrant has updated the principal investment strategy for each Fund to include disclosure that each Fund may invest in unsponsored ADRs.

Comment 6. Please consider whether the Management Risk disclosure in each Fund’s principal investment risks is still applicable given the experience of the Adviser and considering that the Funds have been operational for three years.

Response: The Management Risk disclosure for each Fund has been replaced with the following (emphasis added):

Management Risk. The performance of the Fund depends on the Adviser’s success in selecting investments on behalf of the Fund. The Adviser’s judgments about the attractiveness, value, the potential income to be generated by individual securities and the potential appreciation of a particular asset class or individual security in which the Fund invests may fail to produce the intended result. The securities selected by the Adviser may underperform other assets or the overall market.

Comment 7. As the Meritage Yield-Focus Equity Fund invests in MLPs as a principal strategy, please add line items representing deferred income expense and current income expense to the Fund’s fees and expenses table.

Response: The Fund elects to be treated as a Registered Investment Company for tax purposes, as opposed to a C-Corporation. As such, the Fund’s investments in MLP’s are limited and all MLP holdings are qualified publically traded partnerships (QPTPs) and qualify as ‘qualified assets’, thus no accounting estimate for deferred income expenses is required.

Comment 8. With regard to the Meritage Yield-Focus Equity Fund’s investment in the equity interests of MLPs, as disclosed in the fourth paragraph of its principal investment strategies, please clarify whether investment in the equity interests of MLPs includes investments in both the general partnership interests of MLPs and the limited partnership interests of MLPs, and update the Fund’s principal investment strategies accordingly. In addition, if investment in the general partnership interests of MLPs are included in the Fund’s principal investment strategies, please incorporate the appropriate tax risk disclosure related to general partnership interests of MLPs.

Response: The sentence below has been added to the fourth paragraph of the Meritage Yield-Focus Equity Fund’s principal investment strategies section. Accordingly, the corresponding tax risk disclosure related to general partnership interests of MLPs has been included in the Fund’s prospectus (see “Taxes – Investments in MLPs”).

“The Fund’s investment in equity interests of MLPs may include both general partnership interests and limited partnership interests of MLPs.”

Comment 9: The fifth paragraph of the Meritage Yield-Focus Equity Fund’s principal investment strategies states that the Fund seeks to outperform the Zacks Multi-Asset Income Index “by taking a distinctly different approach.” Please explain the Adviser’s “distinctly different approach.”

Response: In an effort to provide clarity, the Registrant has updated the first sentence of the fifth paragraph of the Meritage Yield-Focus Equity Fund’s principal investment strategies as referenced in the SEC’s comment with the following (emphasis added):

“The Fund seeks to outperform the Zacks Multi-Asset Income Index (a “Benchmark”). The Fund also seeks to generate attractive long-term equity performance using the three methods detailed hereafter.”

Comment 10. Please modify the last sentence of the fifth paragraph of the Meritage Yield-Focus Equity Fund’s principal investment strategies from, “Third, the Fund expects…” to “Third, the Fund seeks…”

Response: The requested change has been incorporated.

Comment 11. Given the Meritage Yield-Focus Equity Fund’s investment in MLPs as part of its principal investment strategies, please include the appropriate risk disclosure related to the energy sector either as part of MLP Risk or as its own risk disclosure in the Fund’s principal investment risks.

Response: The following disclosure has been added to MLP Risk:

“Due to the Fund’s investment in MLPs and other securities of companies principally engaged in activities in the energy industry, the Fund’s performance could be affected by the overall condition of the energy industry. Companies in the energy industry are subject to many risks that can negatively impact the revenues and viability of companies in this industry. These risks include, but are not limited to, commodity price volatility risk, supply and demand risk, reserve and depletion risk, operations risk, political risk, regulatory risk, environmental risk, terrorism risk and the risk of natural disasters.”

Comment 12. With regard to the fourth paragraph relating to redemptions in kind in the sub-section titled “Additional Information” under the section titled “How to Redeem Shares,” please consider disclosing how redemptions in kind will be made. For example, consider disclosing whether redemptions in kind will be made using pro rata slices of portfolio assets, individual securities, or representative portfolio baskets.

Response: The disclosure below has been added to the referenced paragraph.

“If a Fund makes a redemption in kind it will seek to distribute each security held by the Fund on a pro rata basis, excluding certain securities that are unregistered, not publicly traded, or for which market quotations are not readily available, and excluding other assets that have to be traded through a market place or with the counterparty to the transaction in order to effect a change in ownership. When making redemptions in kind, cash will be paid for assets that are not readily distributable, net of liabilities. Cash will also be distributed in lieu of securities not amounting to round lots, fractional shares, and accruals on such securities.”

Comment 13. In the sub-section titled “Investments in MLPs” in the section titled “Taxes,” please include disclosure that shareholders of the Meritage Yield-Focus Equity Fund may receive corrected IRS Form 1099s as a result of the Fund’s investment in MLPs.

Response: The requested change has been incorporated.

Comment 14. The disclosure related to the Board’s approval of the investment advisory agreement as found in the fourth paragraph in the sub-section titled “The Adviser” in the section titled “Additional Information About Management of the Fund” is inconsistent with similar disclosure in the Funds’ SAI. Please reconcile.

Response: The disclosure has been amended as appropriate.

Statement of Additional Information

Comment 15. In the section titled “Portfolio Turnover,” pursuant to Item 16 of the Form N-1A instructions, please disclose the reason for the significant change in the Meritage Yield-Focus Equity Fund’s portfolio turnover rate from August 31, 2016 (99%) to August 31, 2017 (60%).

Response: The requested disclosure has been incorporated.

If you have any additional questions, or need additional information, please contact me at 513-587-3447.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin

Assistant Secretary

cc:	Mr. Brandon Kipp, Chief Compliance Officer